# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MDxHealth SA, CIK 0001872529
CUSIP: 58286E102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, Herstal, Belgium (C9), 4040
Date of event which requires filing of this statement: 10/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001171520-26-000229
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 48th Floor, New York, New York (NY), 10105, (212) 984-3815

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 30,571,922; shared voting power 0; sole dispositive power 30,571,922; shared dispositive power 0; aggregate amount beneficially owned 30,571,922 (32.04% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 30,571,922; shared voting power 0; sole dispositive power 30,571,922; shared dispositive power 0; aggregate amount beneficially owned 30,571,922 (32.04% of the class)
- Andrew Gundlach (CIK 0002031329): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 30,571,922; shared voting power 0; sole dispositive power 30,571,922; shared dispositive power 0; aggregate amount beneficially owned 30,571,922 (32.04% of the class)

## Item 1. Security and Issuer
Comment: This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on August 11, 2026 (the "Schedule 13D"), with respect to the ordinary shares (the "Shares"), of MDxHealth SA, a Belgium public limited liability company (the "Issuer"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

Accounts and funds managed by the reporting person hold 30,571,922 Shares. The 30,571,922 Shares were acquired on the open market and in transactions with the Issuer by accounts and funds managed by Bleichroeder LP at an aggregate cost of $46,267,320.19.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Amendment, the Reporting Persons beneficially own 30,571,922.00 Shares, representing 32.04% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 30,571,922.00 Shares.
Transactions in the class effected during the past sixty days: As of the date of this Amendment, Schedule I hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons during the past sixty (60) days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Schedule I

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CO-CEO (10/15/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and CO-CEO (10/15/2026)
- Andrew Gundlach: Andrew Gundlach, Chairman and CO-CEO (10/15/2026)